CONSENT OF BEN HARWOOD

The undersigned hereby consents to: (i) the use of the written disclosure derived from the Report on the Mineral Resources and Mineral Reserves of the Macassa mine complex located in northeastern, Ontario, Canada having an effective date of December 31, 2018 and an original issue date of April 1, 2019 as amended and restated on July 19, 2019, in the Annual Information Form for the year ended December 31, 2019 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the disclosure of mineral reserves estimates for the Macassa property contained in the Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; and (iii) the use of my name in the AIF, the MD&A and the 40-F.

signed “Ben Harwood”
Ben Harwood, P.Geo.

Date: March 30, 2020